Filed by City National Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
Commission File No.: 1-10521
The Date: September 28, 2015

September 28, 2015

FOR IMMEDIATE RELEASE

City National Announces October 29, 2015 Election Deadline
For Common Stockholder Merger Consideration

LOS ANGELES — City National Corporation (NYSE: CYN) today announced an election deadline of 3 p.m. Eastern time on October 29, 2015, unless extended, for City National common stockholders to elect the form of consideration they wish to receive in the company's previously announced merger with Royal Bank of Canada (RBC).

The election materials are being sent to City National's common stockholders in anticipation of the merger closing on or about November 2, 2015, or as soon thereafter as practicable based on the timing of the receipt of all necessary regulatory approvals and satisfaction of customary closing conditions.

City National also announced today that its Board of Directors has approved a regular quarterly common stock cash dividend of $0.35 per share, payable on October 20, 2015 to City National common stockholders of record on October 13, 2015.

Election Deadline Details

As previously announced, City National common stockholders may elect to receive, for their shares of City National common stock, cash, RBC common shares, or a combination of cash and RBC common shares. The documents necessary for City National common stockholders to make an election for their merger consideration were mailed to City National common stockholders beginning on September 28, 2015. The anticipated election deadline is 3 p.m. Eastern time on October 29, 2015, unless extended (the "Election Deadline"), for City National common stockholders to elect the form of consideration they wish to receive in the merger.  The cash and stock elections will be subject to proration and adjustment procedures, which are further described in the election materials and the Agreement and Plan of Merger (the "merger agreement"), dated as of January 22, 2015, by and among RBC, City National and RBC USA Holdco Corporation, a direct, wholly owned subsidiary of RBC.  Although the parties currently anticipate a closing date of November 2, 2015, the mailing of the election materials is not intended to indicate whether and/or when the necessary regulatory approvals will be received or the necessary closing conditions will be satisfied, or to confirm any particular closing date for the merger.

As further described in the election materials, to make a valid election, City National registered common stockholders must deliver to Computershare Investor Services Inc., the exchange agent for the transaction, prior to the Election Deadline, a properly completed election form and letter of transmittal, together with their City National stock certificates, and a completed Internal Revenue Service ("IRS") Form W-9 (or the appropriate IRS Form W-8, as applicable). City National common stockholders who hold their shares through a broker, dealer, commercial bank, trust company or other nominee must make their elections through such broker, dealer, commercial bank, trust company or other nominee. City National common stockholders should carefully read all of the election materials provided to them before making their election.

Any shareholders who do not make a proper election by the Election Deadline will have no control over the type of consideration they receive and their shares of City National common stock may be exchanged for cash, RBC common shares or a combination of both, depending on the elections of other City National common stockholders and subject to procedures in the merger agreement.

City National common stockholders who have questions regarding the election procedures, who want up-to-date information on the Election Deadline or who wish to obtain copies of the election materials may contact Computershare Investor Services Inc., the exchange agent for the transaction, at (866) 586-7635.

Account holders in the City National Corporation Profit Sharing Plan must submit their merger consideration directions through the procedures described in the materials provided to them.  Ellen Philip Associates, Inc., the independent plan tabulator, must receive the directions of plan participants no later than 2:00 pm Eastern time on Wednesday, October 28, 2015.  If the election deadline for City National common stockholders is extended, the deadline for participants in the plan to give their merger consideration directions will be moved to 2:00 pm Eastern time on the last business day prior to the election deadline for City National common stockholders.

Plan participants who have any questions about the procedures for submitting their merger consideration directions for their plan shares should contact the Ellen Philip Associates, Inc. at 212-807-0477.

Free copies of City National's proxy statement dated April 22, 2015, which includes the merger agreement as Appendix A, as well as other filings containing information about City National and RBC, may be obtained at the SEC's website, www.sec.gov, or on City National's website, www.cnb.com, RBC's website, www.rbc.com or from City National or RBC upon written or oral request to either.

Contacts
Financial/Investors:	Media:
Christopher J. Carey, 310.888.6777	Cary Walker, 213.673.7615
Chris.Carey@cnb.com	Cary.Walker@cnb.com

FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could" or "would".

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and its third-quarter 2015 Report to Shareholders on Form 6-K and City National Corporation's 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and outlook — Economic and market review outlook" and for each business segment under the heading "Outlook and priorities," as updated by its third-quarter 2015 Report to Shareholders under the heading "Overview and outlook – Economic, market and regulatory review and outlook."

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Royal Bank of Canada has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT AND THE PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the Registration Statement on Form F-4, the definitive Proxy Statement, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the Prospectus, the Registration Statement on Form F-4, and the Definitive Proxy Statement, and the filings with the SEC that are incorporated by reference in the Prospectus, the Registration Statement on Form F-4 and the Definitive Proxy Statement can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, Canada, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

About City National

City National Corporation (NYSE: CYN) has $33.8 billion in assets.  The company's wholly owned subsidiary, City National Bank, provides banking, investment and trust services through 75 offices, including 16 full-service regional centers, in Southern California, the San Francisco Bay Area, Nevada, New York City, Nashville and Atlanta.  City National and its investment affiliates manage or administer $61.1 billion in client investment assets, including $47.7 billion under direct management.

On January 22, 2015, City National announced plans to merge with Royal Bank of Canada.
For more information about City National, visit the company's website at cnb.com.

# # #